# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UWM Holdings Corp, CIK 0001783398
CUSIP: 91823B109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 585 South Boulevard E., Pontiac, Michigan (MI), 48341
Date of event which requires filing of this statement: 09/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001869719

## Reporting persons
- OCO Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 22,000,000; shared voting power 0; sole dispositive power 22,000,000; shared dispositive power 0; aggregate amount beneficially owned 22,000,000 (6.43% of the class)
  Comment: Based on 342,349,795 shares of Common Stock reported to be outstanding on the Issuer's Quarterly Report on Form 10-Q filed on August 7, 2026.

## Item 1. Issuer
Name of issuer: UWM Holdings Corp
Address of issuer's principal executive offices: 585 South Boulevard E., Pontiac, Michigan 48341

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of OCO Capital GP LLC (the "Reporting Person"). The Reporting Person is the general partner of OCO Capital GP LP ("GP"), a limited partnership organized under the laws of the State of Delaware. GP is the general partner of OCO Opportunities Master Fund, L.P. ("OCO Opportunities"), a limited partnership organized under the laws of the State of Delaware. OCO Opportunities is a private investment fund engaged in the purchase and sale of securities for investment. The principal business address of OCO Opportunities is 410 Park Ave. Suite 730, New York, NY 10022.
Address of principal business office or, if none, residence: 410 Park Ave. Suite 730, New York, NY 10022
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person may be deemed the beneficial owner of 22,000,000 Shares, which constitutes approximately 6.43% of the total number of Shares outstanding. The Reporting Person's beneficial ownership consists of 22,000,000 Shares owned by OCO Opportunities.
Percent of class: 6.43%
Sole power to vote or to direct the vote: 22,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 22,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- OCO Capital GP LLC: /s/ Samuel Martini, Managing Member (09/29/2026)